UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
Commission File Number 001-41943

Amer Sports, Inc.
(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F ☒ FORM 40-F ☐

EXPLANATORY NOTE
On August 18, 2026, Amer Sports, Inc. (the “Company”) released its unaudited interim consolidated financial statements for the three and six months ended June 30, 2026, along with management’s discussion and analysis of financial condition and results of operations. Copies of the Company’s management’s discussion and analysis of financial condition and results of operations and unaudited interim consolidated financial statements are furnished hereto as Exhibits 99.1 and 99.2, respectively.
INCORPORATION BY REFERENCE
This Report on Form 6-K (including the information contained in Exhibits 99.1 and 99.2 to this Report on Form 6-K) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-276801 and 333-291632) and Form F-3 (File No. 333-285651) of the Company and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX
The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit Number	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six months ended June 30, 2026

99.2	Unaudited Interim Consolidated Financial Statements for the Three and Six months ended June 30, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name:	Andrew E. Page
Title:	Chief Financial Officer
Date: August 18, 2026